

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

<u>Via E-mail</u>
Mr. Thomas J. Bean
Chief Executive Officer
IO World Media, Inc.
5025 West Lemon Street, Suite 200
Tampa, FL 33609

     Re: IO World Media, Inc.
              Form 10-K for the fiscal year ended December 31, 2010
              Filed April 18, 2011
              Form 10-Q for the fiscal quarter ended September 30, 2011
              Filed November 14, 2011
              File No. 000-27574

Dear Mr. Bean:

     We issued comments to you on the above captioned filing on February 27, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 10, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

     If you do not respond to the outstanding comments or contact us by April 10, 2012, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.

     You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Leigh Ann Schultz at (202) 551-3628 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding these comments. You may also contact me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director